UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For period ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I
REGISTRANT INFORMATION

Amber International Holding Limited

Full name of registrant

iClick Interactive Asia Group Limited

Former name if applicable

1 Wallich Street, #30-02 Guoco Tower
Address of principal executive office
(Street and number)

Singapore 078881

City, state and zip code

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amber International Holding Limited (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for its fiscal year ended December 31, 2025 (the “2025 Annual Report”).

The Company is still in the process of completing its audit and its assessment of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended December 31, 2025, and compiling certain other required information for its 2025 Annual Report. As a result, the Company is unable, without unreasonable effort or expense, to file the 2025 Annual Report by the filing deadline. The Company expects to file its 2025 Annual Report within the 15-calendar day extension provided by Rule 12(b)-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Josephine Ngai	65	6022-0228

(Name)	(Area Code)	(Telephone Number)

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(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐ No

The Company anticipates that there will be significant changes in its results of operations for the fiscal year ended December 31, 2025 from the last fiscal year, due to (i) the completion of the merger (the “Merger”) between iClick Interactive Asia Group Limited and Amber DWM Holding Limited on March 12, 2025, (ii) intercompany services agreements with certain wholly owned subsidiaries of Amber Global Limited, which would afford the Company with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes the Company’s entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited and AG Global Technology Limited Inc., (iii) substantial growth in Amber Premium Business with the Company’s strategic business expansion, and (iv) waiver of digital assets from a related party prior to the Merger, which resulted in the decline of other losses, net in 2025.

As a result, the Company expects to record a net income from continuing operations of no more than US$5.0 million in 2025. In addition, it is also anticipated that as of December 31, 2025, the Company had cash and cash equivalents, time deposits and restricted cash of no more than US$34.0 million.

The foregoing financial data is based on the Company’s currently available information and is preliminary and unaudited. Because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this Form 12b-25 will not change upon filing of the 2025 Annual Report.

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This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Amber International Holding Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2026	By:	/s/ Michael Wu
		Name:	Michael Wu
		Title:	Chairman and Chief Executive Officer